Maxim Group LLC
405 Lexington Avenue
New York, New York 10174

June 1, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Affinity Media International Corp. (the "Company")
Registration Statement on Form S-1 (File No. 333-128707)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 9:00 a.m. (NYT) on Monday, June 5, 2006, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned have effected from April 6, 2006 through the date hereof approximately the following distribution of:

Preliminary Prospectus dated April 6, 2006

850 copies to prospective institutional investors, dealers and others

Preliminary Prospectus dated May 23, 2006

850 copies to prospective institutional investors, dealers and others

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

MAXIM GROUP LLC, as representative
of the underwriters

By:	/s/ Paul LaRosa
Paul LaRosa
Managing Director